



SECURITIE. 03053514 .SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/02 (MM/DD/YY) AND ENDING 08/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHENBAUM CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 WILDWOOD ROAD, SUITE 204
(No. and Street)

STAMFORD (City) CT (State) 06903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH ACHENBAUM 203-322-1933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH ACHENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHENBAUM CAPITAL PARTNERS, LLC, as of AUGUST 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR

Title



Notary Public

DAVID P. FIGUEROA
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHENBAUM CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

AUGUST 31, 2003

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Members' of
Achenbaum Capital Partners, LLC
Stamford, CT

We have audited the accompanying statement of financial condition of Achenbaum Capital Partners, LLC as of August 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Achenbaum Capital Partners, LLC as of August 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 15, 2003

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2003

ASSETS

Cash and cash equivalents	$ 36,545
Due from non-customers	2,013
Due from officer	1,395
Furniture and equipment, at cost less, accumulated depreciation of $20,833	4,832
Securities owned:	
Not readily marketable, at estimated fair value	2,475
	$ 47,260

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 12,014
Due to officer	-
	12,014
Members' equity	35,246
	$ 47,260

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2003

Revenues:	
Fee income	$ 257,601
Consulting income	25,000
Unrealized gain/(loss)	(825)
Other income	5,000
	286,776
Expenses:	
Communications	$ 5,066
Interest expense	312
Occupancy	3,167
Other expenses	65,008
	73,553
Net income (loss)	$ 213,223

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED AUGUST 31, 2003

Members' equity at beginning of year	$ 37,173
Members' withdrawals during the year	(215,150)
Net income (loss)	213,223
Members' equity at end of year	$ 35,246

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ 213,223
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Depreciation	$ 3,017	
Unrealized loss	825	
(Increase) decrease in operating assets:		
Decrease in net receivable from customers	-	
Increase in due from non-customers	(1,629)	
Increase in due from officer	(1,395)	
Increase (decrease) in operating liabilites:		
Increase in accounts payable, accrued expenses	6,459	
Decrease in due to officer	(523)	
Total adjustments		6,754
Net cash used by operating activities		219,977
Cash flows from investing activities:		
Members' withdrawals		(215,150)
Cash flows from financing activities:		-
Net increase in cash		4,827
Cash at beginning of the year		31,718
Cash at end of the year		$ 36,545

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ACHENBAUM CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2003

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on November 11, 1996 as a Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the members' liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 30 years, terminating in December 2026, unless terminated earlier. The term may be extended by amendment of the operating agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended August 31, 2003, depreciation expense was $3,017.

Marketable Equity Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. At August 31, 2003, these securities at fair value consist of the equities valued at $2,475. The net change in net unrealized holding gains/losses on trading equity securities in the amount of $825 has been charged to earnings for the period ended August 31, 2003.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $24,531 at August 31, 2003, which exceeded required net capital of $5,000 by $19,531. The ratio of aggregate indebtedness to net capital at August 31, 2003 was 49.0%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4- RELATED PARTY

The Company leases an automobile from its majority member. The original terms of the lease were for 36 months at $432.37. The Company's commitment is as follows:

Year Ending August 31, 2003	Amount
2004	$ 0
Total	$ 0

Rent expense under this lease for the year ending August 31, 2003 was $7,219.

ACHENBAUM CAPITAL PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED AUGUST 31, 2003

ACHENBAUM CAPITAL PARTNERS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

AUGUST 31, 2003

Total ownership equity from statement of financial condition	$ 35,246
Total nonallowable assets from statement of financial condition	(10,715)
Net capital before haircuts on securities positions	24,531
Haircuts on securities	-
Net capital	$ 24,531
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 12,014
Total aggregate indebtedness	$ 12,014
Percentage of aggregate indebtedness to net capital	49.0%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 801
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 19,531
Excess net capital at 1000%	$ 23,330

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

ACHENBAUM CAPITAL PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AUGUST 31, 2003

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ACHENBAUM CAPITAL PARTNERS, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

AUGUST 31, 2003

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ACHENBAUM CAPITAL PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 31, 2003

Achenbaum Capital Partners, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Members' of
Achenbaum Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Achenbaum Capital Partners, LLC (the Company), for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 15, 2003